PRIVATE PLACEMENT MEMORANDUM FOR ACCREDITED INVESTORS
JULY 11, 2020

Boxabl Inc.

6120 N. Hollywood Blvd. #104
Las Vegas, NV 89115

boxabl.com

UP TO 68,067,226 SHARES OF NON-VOTING SERIES A PREFERRED STOCK AND UP TO 68,067,226 SHARES OF COMMON STOCK INTO WHICH THE NON-VOTING SERIES A PREFERRED STOCK MAY CONVERT

Boxabl Inc. (“Boxabl,” “the company,” “we,” or “us”), is offering up to $10,500,000 worth of Non-Voting Series A Preferred Stock of the company (the “Shares”). This offering is being conducted on a best efforts basis and the company anticipated undertaking current exempt offerings to reach its aggregate goal of $10,500,000. There is no minimum subscription per investor.

The first $5,000,000 worth of Shares will be sold at a price of $0.14 per share. The remaining $5,500,000 will be sold at a price of $0.17 per share.

AN INVESTMENT IN OUR SHARES INVOLVES A HIGH DEGREE OF RISK. IN MAKING AN INVESTMENT DECISION INVESTORS MUST RELY ON THEIR OWN EXAMINATION OF US AND THE TERMS OF THE OFFERING, INCLUDING THE MERITS AND RISKS INVOLVED. YOU SHOULD ONLY INVEST IN THESE SECURITIES IF YOU CAN AFFORD A COMPLETE LOSS OF YOUR INVESTMENT. YOU SHOULD READ THE COMPLETE DISCUSSION OF THE RISK FACTORS SET FORTH IN THIS PRIVATE PLACEMENT MEMORANDUM (“PPM”).

A COPY OF THIS PPM AND THE SUBSCRIPTION AGREEMENT SHALL BE DELIVERED TO EVERY PERSON SOLICITED TO BUY ANY OF THE SECURITIES HEREBY OFFERED, AT THE TIME OF THE INITIAL OFFER TO SELL.

NEITHER THE SECURITIES AND EXCHANGE COMMISSION ("SEC") NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED OF THESE SECURITIES OR PASSED UPON THE ADEQUACY OR ACCURACY OF THIS PPM. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

NOTICE TO INVESTORS

THE SECURITIES OFFERED HEREBY HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED (THE "SECURITIES ACT") OR THE SECURITIES LAWS OF ANY STATE AND ARE BEING OFFERED AND SOLD IN RELIANCE ON EXEMPTIONS FROM THE REGISTRATION REQUIREMENTS OF THE SECURITIES ACT SET FORTH IN SECTION 4(a)(2) THEREOF AND RULE 506(c) OF REGULATION D PROMULGATED THEREUNDER. WE HAVE ELECTED TO SELL SECURITIES ONLY TO ACCREDITED INVESTORS AS SUCH TERM IS DEFINED IN RULE 501(a) OF REGULATION D. EACH PROSPECTIVE INVESTOR WILL BE REQUIRED TO MAKE REPRESENTATIONS AS TO THE BASIS UPON WHICH IT QUALIFIES AS AN ACCREDITED INVESTOR. PURSUANT TO RULE 506(c), INDEPENDENT VERIFICATION WILL BE REQUIRED.

THE SECURITIES OFFERED HEREBY WILL BE SUBJECT TO RESTRICTIONS ON TRANSFERABILITY AND RESALE AND MAY NOT BE TRANSFERRED OR RESOLD EXCEPT AS PERMITTED UNDER THE SECURITIES ACT AND UNDER APPLICABLE STATE SECURITIES LAWS OR PURSUANT TO REGISTRATION OR EXEMPTION THEREFROM. INVESTORS SHOULD BE AWARE THAT THEY MAY BE REQUIRED TO BEAR THE FINANCIAL RISKS OF THIS INVESTMENT FOR AN INDEFINITE PERIOD OF TIME. ONLY PERSONS WHO CAN AFFORD TO LOSE THEIR ENTIRE INVESTMENT IN THE SHARES SHOULD PURCHASE THE SHARES.

THE INFORMATION PRESENTED HEREIN WAS PRESENTED AND SUPPLIED SOLELY BY BOXABL. AND IS BEING FURNISHED SOLELY FOR USE BY PROSPECTIVE INVESTORS IN CONNECTION WITH THE OFFERING. BOXABL MAKES NO REPRESENTATIONS AS TO THE FUTURE PERFORMANCE OF BOXABL.

THIS OFFERING IS SUBJECT TO WITHDRAWAL, CANCELLATION OR MODIFICATION BY BOXABL AT ANY TIME AND WITHOUT NOTICE. WE RESERVE THE RIGHT IN OUR SOLE DISCRETION TO REJECT ANY SUBSCRIPTION IN WHOLE OR IN PART NOTWITHSTANDING TENDER OF PAYMENT OR TO ALLOT TO ANY PROSPECTIVE INVESTOR LESS THAN THE NUMBER OF SHARES SUBSCRIBED FOR BY SUCH INVESTOR.

THIS PPM DOES NOT CONSTITUTE AN OFFER TO SELL OR A SOLICITATION OF ANY OFFER TO BUY ANY SECURITY OTHER THAN THE SECURITIES OFFERED HEREBY, NOR DOES IT CONSTITUTE AN OFFER TO SELL OR A SOLICITATION OF ANY OFFER TO BUY SUCH SECURITIES BY ANYONE IN ANY JURISDICTION IN WHICH SUCH OFFER OR SOLICITATION IS NOT AUTHORIZED, OR IN WHICH THE PERSON MAKING SUCH OFFER OR SOLICITATION IS NOT QUALIFIED TO DO SO. NEITHER THE DELIVERY OF THIS PPM NOR ANY SALE MADE HEREUNDER SHALL, UNDER ANY CIRCUMSTANCES, CREATE ANY IMPLICATION THAT THERE HAS BEEN NO CHANGE IN OUR AFFAIRS SINCE THE DATE HEREOF. THIS PPM CONTAINS SUMMARIES OF CERTAIN PERTINENT DOCUMENTS, APPLICABLE LAWS AND REGULATIONS. SUCH SUMMARIES ARE NOT COMPLETE AND ARE

QUALIFIED IN THEIR ENTIRETY BY REFERENCE TO THE COMPLETE TEXTS THEREOF.

PROSPECTIVE INVESTORS ARE NOT TO CONSTRUE THE CONTENTS OF THIS PPM AS LEGAL OR TAX ADVICE. EACH PROSPECTIVE INVESTOR SHOULD CONSULT HIS OR HER OWN COUNSEL, ACCOUNTANT AND OTHER ADVISORS AS TO LEGAL, TAX AND RELATED MATTERS PRIOR TO PURCHASING ANY SHARES. **WE URGE YOU TO CONSULT AND RELY ON YOUR OWN TAX ADVISOR WITH RESPECT TO YOUR OWN TAX SITUATION, POTENTIAL CHANGES IN APPLICABLE LAWS AND REGULATIONS AND THE FEDERAL AND STATE CONSEQUENCES ARISING FROM AN INVESTMENT IN THE SHARES. THE COST OF THE CONSULTATION COULD, DEPENDING ON THE AMOUNT CHARGED TO YOU, DECREASE ANY RETURN ANTICIPATED ON YOUR INVESTMENT. NOTHING IN THIS PPM IS OR SHOULD BE CONSTRUED AS LEGAL OR TAX ADVICE TO ANY SPECIFIC INVESTOR, AS INDIVIDUAL CIRCUMSTANCES MAY VARY. YOU SHOULD BE AWARE THAT THE INTERNAL REVENUE SERVICE MAY NOT AGREE WITH ALL TAX POSITIONS TAKEN BY US AND THAT LEGISLATIVE, ADMINISTRATIVE OR COURT DECISIONS MAY REDUCE OR ELIMINATE ANY ANTICIPATED TAX BENEFITS OF AN INVESTMENT IN THE SHARES.**

BOXABL DOES NOT MAKE ANY EXPRESS OR IMPLIED REPRESENTATION OR WARRANTY AS TO THE ACCURACY OR COMPLETENESS OF THE INFORMATION CONTAINED IN THIS PPM OR IN ANY ADDITIONAL EVALUATION MATERIAL, WHETHER WRITTEN OR ORAL, MADE AVAILABLE IN CONNECTION WITH ANY FURTHER INVESTIGATION OF BOXABL. BOXABL EXPRESSLY DISCLAIMS ANY AND ALL LIABILITY THAT MAY BE BASED UPON SUCH INFORMATION, ERRORS THEREIN OR OMISSIONS THEREFROM. ONLY THOSE PARTICULAR REPRESENTATIONS AND WARRANTIES, IF ANY, WHICH MAY BE MADE TO A PARTY IN A DEFINITIVE WRITTEN AGREEMENT REGARDING A TRANSACTION INVOLVING RAD LENDING INC., WHEN, AS AND IF EXECUTED, AND SUBJECT TO SUCH LIMITATIONS AND RESTRICTIONS AS MAY BE SPECIFIED THEREIN, WILL HAVE ANY LEGAL EFFECT. EXCEPT AS OTHERWISE EXPRESSLY PROVIDED TO THE CONTRARY IN WRITING, THIS PPM SPEAKS AS OF THE DATE HEREOF. NEITHER THE DELIVERY OF THIS PPM NOR ANY SALE OF SHARES MADE HEREUNDER SHALL, UNDER ANY CIRCUMSTANCES, CREATE ANY IMPLICATION THAT THERE HAS BEEN NO CHANGE IN THE AFFAIRS OF BOXABL AFTER THE DATE HEREOF.

NO PERSON HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATIONS OTHER THAN THOSE CONTAINED IN THIS PPM IN CONNECTION WITH THE OFFERING OF SECURITIES BEING MADE PURSUANT HERETO, AND IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATIONS MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY BOXABL. WE HAVE NOT RETAINED ANY INDEPENDENT PROFESSIONALS TO COMMENT ON OR OTHERWISE PROTECT THE INTERESTS OF POTENTIAL INVESTORS. ALTHOUGH WE HAVE RETAINED OUR OWN COUNSEL, NEITHER SUCH COUNSEL NOR ANY

OTHER INDEPENDENT PROFESSIONALS HAVE MADE ANY EXAMINATION OF ANY FACTUAL MATTERS HEREIN, AND POTENTIAL INVESTORS SHOULD NOT RELY ON OUR COUNSEL REGARDING ANY MATTERS HEREIN DESCRIBED.

THERE IS NO MARKET FOR OUR SECURITIES AND THERE IS NO ASSURANCES A PUBLIC MARKET WILL EVER BE ESTABLISHED. PURCHASERS OF THE SECURITIES ARE NOT BEING GRANTED ANY REGISTRATION RIGHTS. A PURCHASE OF THE SECURITIES SHOULD BE CONSIDERED AN ILLIQUID INVESTMENT.

THIS PPM IS SUBJECT TO AMENDMENT AND SUPPLEMENTATION AS APPROPRIATE. WE DO NOT INTEND TO UPDATE THE INFORMATION CONTAINED IN THE PPM FOR ANY INVESTOR WHO HAS ALREADY MADE AN INVESTMENT. WE MAY UPDATE THE INFORMATION CONTAINED HEREIN FROM TIME TO TIME AND PROVIDE SUCH UPDATED DOCUMENT TO POTENTIAL INVESTORS BUT WE UNDERTAKE NO OBLIGATION TO PROVIDE SUCH UPDATED DOCUMENTS TO AN INVESTOR WHO HAS ALREADY MADE HIS INVESTMENT.

TABLE OF CONTENTS

NOTICE REGARDING FORWARD-LOOKING STATEMENTS

Certain of the statements set forth in this PPM and the Exhibits attached hereto constitute “Forward Looking Statements.” Forward-looking statements include, without limitation, any statement that may predict, forecast, indicate, or imply future results, performance or achievements, and may contain the words “estimate,” “project,” “intend,” “forecast,” “anticipate,” “plan,” “planning,” “expect,” “believe,” “will likely,” “should,” “could,” “would,” “may” or words or expressions of similar meaning. All such forward-looking statements involve risks and uncertainties, including, but not limited to, those risks described herein. Therefore, prospective investors are cautioned that there also can be no assurance that the forward-looking statements included in this PPM will prove to be accurate. In light of the significant uncertainties inherent to the forward-looking statements included herein, the inclusion of such information should not be regarded as a representation or warranty by the company or any other person that the objectives and plans of the company will be achieved in any specified time frame, if at all. Except to the extent required by applicable laws or rules, the company does not undertake any obligation to update any forward-looking statements or to announce revisions to any of the forward-looking statements.

WHERE YOU CAN OBTAIN MORE INFORMATION

The PPM contains limited information on the company. While we believe the information contained in the PPM is accurate, such documents are not meant to contain an exhaustive discussion regarding the company. We cannot guarantee a prospective investor that the abbreviated nature of the PPM will not omit to state a material fact, which a prospective investor may believe to be an important factor in determining if an investment in the Shares offered hereby is appropriate for such investor. As a result, prospective investors are required to undertake their own due diligence of Boxabl, our current and proposed business and operations, our management and our financial condition to verify the accuracy and completeness of the information we are providing in the PPM. **An investment in the Shares is suitable only for investors who have the knowledge and experience to independently evaluate Boxabl, our business and prospects.**

Prospective investors may make an independent examination of our books, records and other documents to the extent an investor deems it necessary and should not rely on us or any of our employees or agents with respect to judgments relating to an investment in the company.

EACH PROSPECTIVE INVESTOR WILL BE GIVEN AN OPPORTUNITY TO ASK QUESTIONS OF, AND RECEIVE ANSWERS FROM, MANAGEMENT OF THE COMPANY CONCERNING THE TERMS AND CONDITIONS OF THIS OFFERING AND TO OBTAIN ANY ADDITIONAL INFORMATION, TO THE EXTENT THE COMPANY POSSESSES SUCH INFORMATION OR CAN ACQUIRE IT WITHOUT UNREASONABLE EFFORTS OR EXPENSE, AS NECESSARY TO VERIFY THE ACCURACY OF THE INFORMATION CONTAINED IN THIS PPM.

Each offeree may, if he, she or it so desires, make inquiries of appropriate members of our management with respect to our business or any other matters set forth herein, and may obtain any additional information which such person deems to be necessary in order to verify the accuracy of the information contained in the PPM (to the extent that we possess such information or can acquire it without unreasonable effort or expense).

Any such inquiries or requests for additional information or documents should be made in writing to us, addressed as follows:

Boxabl Inc.
6120 N. Hollywood Blvd. #104
Las Vegas, NV 89115
Attention: Galiano Tiramani
Email: gtiramani@boxabl.com

THE COMPANY AND ITS BUSINESS

Boxabl Overview

Boxabl is on a mission to bring building construction in line with modern manufacturing processes, creating a superior residential and commercial building that could be completed in half the time for half the cost of traditional construction.

The core product that we offer is the "Building Box", which consists of room modules that ship to site at a low cost and are stacked and connected to build most any shape and style of finished buildings. We are currently evaluating market demand, but anticipate that available dimensions will be 20x20 ft., 20x30 ft., 20x40 ft., and 20x60 ft. Our first product available for sale is our Casita Box, an accessory dwelling unit featuring a full-size kitchen, bathroom, and living area.

Boxabl was first organized as a limited liability company in Nevada on December 2, 2017, and reorganized as a Nevada corporation on June 16, 2020. Our core technology was invented by our Chief Executive Officer, Paolo Tiramani, and our lead engineer, Kyle Denman. The technology is owned by Build IP LLC, a Nevada limited liability company specially formed as a holding company for the intellectual property/ Build IP LLC is controlled by Paolo Tiramani, and has provided an exclusive license to Boxabl.

Our Mission and Innovation

Over the past several hundred years, little has changed in the construction industry. Most buildings are built by hand, one at a time. Modern construction has not yet adopted advantages of the assembly line, robotics, or economies of scale. Even in housing developments with substantially similar homes, while components may be purchased in bulk, the work still involves construction by hand, one at a time. To compound this problem, labor shortages are rising, and new entries to this workforce are slowing. These factors are all contributing to significant backlog of housing demand and price increases that are putting affordable housing out of the reach of common Americans.

One of the prime drivers of the limitations on construction is the ability to ship finished product to a job site. At Boxabl, we realized that innovation in modular construction would not be possible without innovation in shipping. Boxabl's patent pending shipping technology allows us to serve large geographic areas from one Boxabl factory. We believe that our anticipated flagship factory that will be located in North Las Vegas, Nevada will be able to serve the entire US, and even international markets.

Our innovations in shipping are only possible because of our unique methods for constructing our building modules. Our "Building Box" system and Box design were created specifically to maximize repeatability in manufacturing. In addition, our reimagined manufacturing process is simplified and efficient. This is achieved in part, by reducing the individual components in the build by approximately 80% compared to traditional building, which requires stacks of lumber and thousands of nails. Significantly fewer components means significantly less labor costs during manufacturing.

We believe the resulting product boasts many benefits over traditional construction for the end user. Not only does the Boxabl solution reduce building costs and build time compared to traditional home building, but we simultaneously improve upon other metrics that can be used to evaluate building solutions, such as installation speed, fire resistance, energy ratings, mold resistance, environmental impact, wind ratings, flood resistance, pest resistance, trade reduction, impact resistance and much more.

Market Opportunity

Stick framing, invented over 100 years ago, is still the most popular residential building method. Stick framing means laborers build homes one at a time, by hand, using simple tools. A slow, expensive and labor-intensive process that has failed to adapt to modern manufacturing processes.

No mass production, no robotics, no economies of scale, no assembly line, and costs that are dependent on the availability of construction labor, which has experienced shortages in recent years. According to the Associated General Contractors of America, 81% of construction firms have reported difficulty in filling salaried and hourly craft positions.

Despite the labor issues, the construction market is still active. According to the US Census Bureau, privately owned housing starts in December 2019 were a seasonally adjusted annual rate of 1,608,000, 16.9% above that of November 2019, and 40.8% above December 2018. We anticipate the economic turmoil resulting from COVID-19 may result in some decreases in housing construction. For instance, the US Census Bureau reported 1,216,000 seasonally adjusted housing starts in March 2020. However, we believe those decreases may be offset by other factors. Changes in zoning laws designed to increase housing density and solve housing affordability are allowing people around the country, and especially in California, to build accessory dwelling units ("ADUs") for use and rent. In the city of Los Angeles alone, almost 5000 ADU permits were issued last year. This is a burgeoning market for which the Boxabl product is well positioned.

While we believe ADUs are an easy way to enter the market, Boxabl is not limited to small residential units. The Boxabl product can be used in a wide range of building types — residential, commercial, high rise, multi family, apartment, disaster relief, military, labor housing and more.

Our Products

The Boxabl Solution

The Boxabl product represents a new take on modular construction. A factory finished room module system that can be quickly stacked and arranged on site, and that provides the majority of the building envelope and functions. This allows builders to dramatically reduce build time and costs while increasing quality and features.

The Boxabl product is a large, almost 20 ft. room that folds down to 8.5 ft. wide for shipping, and still has room for factory installed kitchens, bathrooms and more. Each unit is a separate

Box. Our Boxes take the heavy lifting of a building's construction out of the field and moves it into the factory, where it belongs.

Once the Boxes arrive to the jobsite, Boxes are assembled together in a plug and play manner by builders who have been trained and certified by Boxabl to create a finished home of almost any size and style. A typical Box can be assembled in one day. Speed, quality, features and price of the Boxabl product are superior to traditional building methods.

Shipping Solution

The first step in factory manufacturing of large buildings is creating a feasible shipping solution. Our goal was to ship without the need for oversized loads. Oversized loads have extra permitting, follow cars, police escorts, restricted routes and other problems that increase cost dramatically. Our design achieves the largest possible room that is able to fit into standard shipping dimensions, meeting highway, sea and rail transportation requirements.

Smart Manufacturing

Boxabl Boxes are not built like traditional homes, they have been engineered with mass production in mind. This redesign includes a significant reduction in the number of components involved in the manufacturing process. Boxabl Boxes will be built with a laminated panel technology instead of a standard stick frame construction. This means each wall panel that Boxabl manufactures only consists of a few individual components. A comparable traditional wall has thousands of individual components and requires 3+ separate skilled trades to complete (e.g., framing, sheetrock, exterior finish, etc.). Many raw materials in the Boxabl will be processed by off the shelf computer numerical control (CNC) equipment. The use of CNC equipment will give us a degree of automation right away, which we intend to expand to allow for the manufacturing process to be more fully automated.

The System

Efficient factory environments thrive on repeatability. We can achieve the lowest cost by building the same product over and over, leaving it to the final assembly to create unique structures. The Boxabl factory can build our Boxes in different sizes, with different floorplans, the builder can stack, arrange and dress the boxes however they desire for a custom building.

Building Materials

Historically, wood has been used for building construction because it is convenient and available. Wood burns, rots, molds, degrades, and generally has many characteristics that you wouldn't want in a permanent building structure. Our wall design doesn't use little wood, instead we use a laminated panel technology that includes steel skin, expanded polystyrene (EPS) foam, and concrete board. We are able to sources these materials from multiple vendors, and are not reliant on any particular vendor. Unlike wood construction, our panels are less likely to burn, rot, mold, attract bugs or degrade. They are also compatible with automation, computer numerical control (CNC), and the factory environment.

Product Features

The Boxabl building system has many features and solutions that reduce pain points for builders and offer an attractive product for consumers.

Resilience	Structural
• Fire resistant • Flood resistant • Bug resistant • Mold resistant	• Snow load rated • Hurricane wind load rated • Seismic rated • Ultra light, requiring smaller equipment to move • Unit to unit connection - unlimited connection horizontally, 3 unit tall stack allowance

Design and Engineering	Energy
• Steel exoskeleton • Connects to any foundation • Packs down for low cost shipping - unfolds to 2.5x volume • Sealing gaskets at joints • Crane pick points for faster setting • MEP network channel - precut chase network for all utilities in walls, roof, and floor for low-cost retrofit of electrical, sprinkler system, HVAC etc. • 20x20 up to 20x80 room modules • Multiple floor plans of room modules for millions of combinations • Reduced components designed for factory automation • Streamlined production process similar to automotive assembly rather than modular • Weatherproof roofing membrane ships with unit • Unpacking system included that does not require heavy equipment for assembly • Simple field assembly does not require skilled labor apart from site work • Pre-plumbed for on-site hook up - does not require crawl space • All finishing work, paint, trim etc. inside and out ships complete	• Will qualify for top LEED energy rating • Dramatically reduced energy bills • Smaller sized HVAC • Minimal thermal bridging • Perfectly tight envelope • High R values continuous EPS insulation • High efficiency Appliances and LED lights for minimal energy requirement

<u>Approval</u> • Pre-approved modular design for easy permitting • Mix and stack building system for easy custom plans • Full testing, fire, energy, structural	

Applicable Regulation

Our Boxes fall under state modular home building codes. As our Boxes are mass produced, we are able to obtain approvals that will apply to any job site. Builders will still be required to obtain local building permits, but our solution resolves any state code requirements.

Price

Our production and shipping advantages allow us to sell our Boxabl Boxes as competitive prices. The retail price for our initial product "The Casita" will be $50,000, representing about $120/sq. ft. Setup costs would be in addition to this amount, increasing the total price by an additional $5,000 to $50,000 depending on builder fees. However, compared to building costs in states like California that can be on the order of $400/sq. ft., the Boxabl solution is an attractive option for cost conscious purchasers.

Core Technology

The core technology used by the company was developed by its founder, Paolo Tiramani. Innovations created by Paolo Tiramani have previously led to the creation of new billion-dollar product categories in the tool storage space. The technology is held by Build IP, LLC, a Nevada limited liability company controlled by Paolo Tiramani, which will focus on securing patented technology used by Boxabl subject to an exclusive license agreement.

Patents

Boxabl has rights to issued and pending patents for the structure and transportation of the Boxabl building system, covering all important aspects of its commercial designs, as well as the foreseeable alternatives. The filings closely track and reflect the product designs as they are updated. Further, the scope of protection sought extends beyond the design of the building structures themselves, and includes innovative delivery and assembly equipment and techniques. To date, as concerns Boxabl, two US patents and one Canadian patent have been awarded. In addition, six patent application are pending with the USPTO and five applications pending under the Patent Cooperation Treaty (PCT). In exchange for the rights to use this intellectual property, Boxabl will pay a license fee of 1% of the net revenues generated from the sale of its Boxes. As

new technology and patentable processes are developed by Boxabl, that intellectual property will be directly held by Boxabl. There is no obligation to assign inventions to Build IP LLC.

The following table identifies the patents to which Boxabl has rights:

Structure Patents

JURIS.	TITLE	STATUS	APP. NO.	APP. DATE	PAT. NO.	PATENT DATE
US	Modular Prefabricated House	Patented	10/653,523	9/2/2003	8,474,194	7/2/2013
US	Modular Prefabricated House	Patented	13/900,579	5/23/2013	8,733,029	5/27/2014
Canada	Modular Pre-Fabricated House	Patented	2442403	9/24/2003	2442403	12/2/2008
US	Customizable Transportable Structures and Components Therefor	Pending	16/143,598	9/27/2018		
US	Customizable Transportable Structures and Components Therefor	Pending	16/804,473	2/28/2020		
US	Customizable Transportable Structures and Components Therefor	Pending	15/931,768	5/14/2020		
PCT	Customizable Transportable Structures and Components Therefor	Pending	PCT/US18/53006	9/27/2018		
Europe	Customizable Transportable Structures and Components Therefor	Pending	18 864 413.2	4/30/2020		
Canada	Customizable Transportable Structures and Components Therefor	Pending	3,078,484	4/3/2020		
US	Customizable Transportable Structures with Utility Channels and Laminate Enclosures	Pending	62/960,991	1/14/2020		
US	Foldable Building Structures with Utility Channels and Laminate Enclosures	Pending	16/786,130	2/10/2020		

PCT	Foldable Building Structures with Utility Channels and Laminate Enclosures	Pending	PCT/US20/17524	2/10/2020		
US	Enclosure Component Perimeter Structures	Pending	16/786,202	2/10/2020		
PCT	Enclosure Component Perimeter Structures	Pending	PCT/US20/17527	2/10/2020		
US	Equipment and Methods for Erecting a Transportable Foldable Building Structure	Pending	16/786,315	2/10/2020		
PCT	Equipment and Methods for Erecting a Transportable Foldable Building Structure	Pending	PCT/US20/17528	2/10/2020		

Transport Patents

JURIS.	TITLE	STATUS	APP. NO.	APP. DATE	PAT. NO.	PATENT DATE
US	Wheeled Assembly for Item Transport	Pending	16/143,628	9/27/2018		
PCT	Wheeled Assembly for Item Transport	Pending	PCT/US18/53015	9/27/2018		
Europe	Wheeled Assembly for Item Transport	Pending	18 863 822.5	4/30/2020		
Canada	Wheeled Assembly for Item Transport	Pending	3,078,486	4/3/2020		

Strategy

Boxabl intends to create a factory franchise business model. After our flagship factory in Las Vegas is scaled up, we want to expand internationally by setting up franchisees to build their own factories. We will use this first production style factory to identify procedures, data, costs, raw materials, equipment, labor numbers and more to build a blueprint for future factories.

We believe a franchise model would let us rapidly scale worldwide. Under this scenario, Boxabl becomes a logistics company with franchisees constructing factories around the world. We would supply franchisee with raw materials, custom equipment, branding, proprietary components, quality control, and other services.

Our Planned Factory

Our planned initial production facility is expected to produce one Box per shift. This would result in constructing approximately 240 Boxes in the first year. We believe we would be able to double this output by adding a second shift. The Boxes will move through stations in the factory where different sections are completed. Our current factory design utilizes ten stations. For this design, we would require 50,000 square feet of factory space, which we would rent. Many spaces are available in the Las Vegas area that meet our criteria, and many more new buildings are under construction. We believe this factory should create 28-45 new direct jobs. Many more indirect jobs will be created on the building sites by our customers when they are using our modules to build.

Our Customers

In 2019, Boxabl delivered the first prototype at the Builders Show in Las Vegas and received an overwhelming response. Builders were ecstatic to see the development of a solution to many issues they struggle with. We received the equivalent of 6,000,000+ sq. ft. of "reservations" from hundreds of professional builders. These reservations were simply an indication of interest and we did not take any deposits, and are not a guarantee of future revenues.

After the show we ordered basic manufacturing equipment and continued to perfect the system and address feedback we got from the builder community. We were invited back to the 2020 show through a sponsorship with Professional Builder Magazine. Once we decided our initial building product focus would be the ADU we built three more units for the show. In January 2020, we debuted the "Casita" at the Builders Show and again received a high level of interest from potential customers. Rather than just making available "reservations", we began taking deposits for position on our waitlist. As of the date of this filing, we have received over 1300 deposits from potential customers that range from $100 to $1000. While significantly below the full sales price of the Casita, we believe a significant percentage of these deposits will result in actual orders. This represents several years of production before we ever open our planned production facility.

Competition

Our competition can be broken into the following categories:

- Stick built: Traditional home building method, accounts for majority of the market. Raw materials are brought to site and built by hand into finished buildings. This market is made up of many small builders. We think this group represents our likely customer base, as we provide them with a better solution.

- Manufactured: Manufactured homes are standardized homes built in a factory and shipped to site. These homes are generally built to a lower standard called the nation HUD code and attempt to come in at the lowest cost possible. The defining factor with this product is that they are generally deemed personal property and not real property. Only a few large companies dominate this category.

- Modular: Modular homes are factory-built homes required to be built to the same or higher building code standards of stick-built homes. These homes are generally more customizable than a manufactured home.

- Panelized systems: Wall panels with different levels of finish are built in a factory and then assembled onsite, usually by those doing stick-built construction.

In addition, there are a few new and notable housing startups trying to address the problems in the housing markets. We see startups such as Blockable, Katerra, Factory OS, and Rad Urban, as direct competitors, but will also benefit from their efforts to make innovative design and construction the new norm in home building.

RISK FACTORS

AN INVESTMENT IN THE COMPANY INVOLVES SIGNIFICANT RISK AND IS SUITABLE ONLY FOR PERSONS WHO ARE CAPABLE OF BEARING THE RISKS, INCLUDING THE RISK OF LOSS OF A SUBSTANTIAL PART OR ALL OF THEIR INVESTMENT. CAREFUL CONSIDERATION OF THE FOLLOWING RISK FACTORS, AS WELL AS OTHER INFORMATION IN THIS PPM IS ADVISABLE PRIOR TO INVESTING. PROSPECTIVE INVESTORS SHOULD READ ALL SECTIONS OF THIS PPM AND ARE STRONGLY URGED AND EXPECTED TO CONSULT THEIR OWN LEGAL AND FINANCIAL ADVISERS BEFORE INVESTING IN THE SHARES. THE INFORMATION IN THIS PPM INCLUDING THE COMPANY'S BUSINESS PLAN CONTAINS BOTH HISTORICAL AND FORWARD-LOOKING STATEMENTS. PLEASE BE ADVISED THAT THE COMPANY'S ACTUAL FINANCIAL CONDITION, OPERATING RESULTS AND BUSINESS PERFORMANCE MAY DIFFER MATERIALLY FROM THAT ESTIMATED BY THE COMPANY IN FORWARD-LOOKING STATEMENTS. THE COMPANY HAS ATTEMPTED TO IDENTIFY, IN CONTEXT, CERTAIN OF THE FACTORS THAT IT CURRENTLY BELIEVES COULD CAUSE ACTUAL FUTURE RESULTS TO DIFFER FROM THE COMPANY'S CURRENT EXPECTATIONS. THE DIFFERENCES MAY BE CAUSED BY A VARIETY OF FACTORS, INCLUDING BUT NOT LIMITED TO, ADVERSE ECONOMIC CONDITIONS, COMPETITORS (INCLUDING THE ENTRY OF NEW COMPETITORS), INADEQUATE CAPITAL, UNEXPECTED COSTS, LOWER REVENUES AND NET INCOME THAN ANTICIPATED, FLUCTUATION AND VOLATILITY OF THE COMPANY'S OPERATING RESULTS AND FINANCIAL CONDITION, INABILITY TO CARRY OUT MARKETING AND SALES PLANS, LOSS OF KEY EXECUTIVES OR OTHER PERSONNEL, AND OTHER RISKS THAT MAY OR MAY NOT BE REFERRED TO IN THESE RISK FACTORS.

Risks Related to our Business

We have a limited operating history with a history of losses and we may not achieve or maintain profitability in the future. The company has operated at a loss since inception and historically relied on contributions from its owners to meet its growth needs. Further we have yet to receive any revenue from the sale of Boxes, our sole intended product. We expect to make significant future investments in order to develop and expand our business, which we believe will result in additional capital expenses, marketing and general and administrative expenses that will require raising funds in these offerings to cover these additional costs until we are able to generate significant revenue.

If we cannot raise sufficient funds, we will not succeed. We are offering shares of our Non-Voting Series A Preferred Stock to raise up to $10,500,000 in concurrent offerings under Rule 506(c) of Regulation D and other exemptions from registration. Even if the maximum amount is raised, we are likely to need additional funds in the future in order to continue to grow, and if we cannot raise those funds for whatever reason, including reasons relating to the company itself or to the broader economy, the company may not survive. If we raise a substantially lesser amount than our $10,500,000 goal, we will have to find other sources of funding for some of the plans outlined in "Plan of Operations".

Our future success is dependent on the continued service of our senior management and in particular our Founder and Chief Executive Officer Paolo Tiramani. Any loss of key members of our executive team could have a negative impact on our ability to manage and grow our business effectively. This is particularly true of our Founder and Chief Executive Officer Paolo Tiramani, who designed and patented our core intellectual property. The experience, technical skills and commercial relationships of our key personnel provide us with a competitive advantage, particularly as we are building our brand recognition and reputation.

We may not be able to effectively manage our growth, and any failure to do so may have an adverse effect on our business and operating results. We have received substantial interest in our Casita Boxes and will strive to meet that demand. This will require significant scaling up of operations, including acquiring facilities space, and skilled labor. To date, we do not have any experience manufacturing our products at a commercial scale. If we are unable to effectively manage our scaling up in operations, we could face unanticipated slowdowns and problems and costs that harm our ability to meet production demands.

Decreased demand in the housing industry would adversely affect our business. Demand for new housing construction is tied to the broader economy and factors outside the company's control. Should factors such as the COVID-19 pandemic result in continued loss of general economic activity, we could experience a slower growth in demand for our Boxes.

If we do not protect our brand and reputation for quality and reliability, or if consumers associate negative impressions of our brand, our business will be adversely affected. As a new entrant in the highly competitive home construction market, our ability to successfully grow our business is highly dependent on the reputation we establish for quality and reliability. To date, we have built a positive reputation based on our demonstration products for trade shows and conferences. As we expand operations to selling Boxes, we will need to deliver on the quality and reliability that is expected of us. If potential customers create a negative association about our brand, whether warranted or not, our business could be harmed.

We depend upon our patents and trademarks licensed from a related party. Any failure to protect those intellectual property rights, or any claims that our technology infringes upon the rights of others may adversely affect our competitive position and brand equity. Our future success depends significantly on the intellectual property created by our founder and which is owned by a related entity, Build IP LLC. If Build IP LLC is unable to protect that intellectual property from infringement, or if it is found to infringe on others our business would be materially harmed as competitors could utilize our same building and shipping designs.

We do not yet have a suitable manufacturing facility to begin production as the scale necessary to make the business viable. Proceeds from this offering will be used to secure suitable manufacturing space in the Las Vegas area for our Boxes. Currently, we only have sufficient space to produce demonstration products. Our business relies on being able to produce our Boxes at scale, which can only be done once we have manufacturing space that is large enough for specialization of functions during the manufacturing process. If we are not able to obtain such manufacturing space in a timely manner, or on reasonable terms, our financial results may be negatively impacted.

We will rely on third-party builders to construct our Boxes on site as well as we intend to rely on third-party franchisees. The failure of those builders to properly construct homes and franchisee manufacturers to properly manufacture Boxes could damage our reputation, result in costly litigation and materially impact our ability to succeed. We sell our Boxes to Boxabl trained and certified builders, who are then responsible for on-site building and assembly. Purchasers can also order directly from us, and they will need to engage their own builders. We may discover that builders are engaging in improper construction practices, negatively impacting the reliability of our Boxes. Further, we not only intend to manufacturer the Boxes at our own factories but also to rely on third-party franchisees to manufacture our Boxes. To the extent that we do, we cannot be certain that any such franchisees will act in a manner consistent with our standards and requirements and produce Boxes in accordance with our quality standards. We may discover that our franchisees do not end up operating their franchises in accordance with our standards or applicable law. The occurrence of such events by the builders or franchisees could result in liability to us, or reputational damage.

If an unknown defect was detected in our Boxes or Box designs, our business would suffer and we may not be able to stay in business. In the ordinary course of our business, we could be subject to home warranty and construction defect claims. Defect claims may arise a significant period of time after a building with our Boxes has been completed. Although we maintain general liability insurance that we believe is adequate and may be reimbursed for losses by subcontractors that we engage to assemble our homes, an increase in the number of warranty and construction defect claims could have a material adverse effect on our results of operations. Furthermore, any design defect in our components may require us to correct the defect in all of the projects sold up until that time. Depending on the nature of the defect, we may not have the financial resources to do so and would not be able to stay in business. Even a defect that is relatively minor could be extremely costly to correct in every home and could impair our ability to operate profitably.

The housing industry is highly competitive and many of our competitors have greater financial resources than we do. Increased competition may make it difficult for us to operate and grow our business. The housing industry is highly competitive and we compete with traditional custom builders, manufactured and modular home builders, and other innovative entrants. In addition, we compete with existing homes that are offered for sale, which can reduce the interest in new construction. Many of our competitors have significantly greater resources than we do, a greater ability to obtain financing and the ability to accept more risk than we can prudently manage. If we are unable to compete effectively in this environment, we may not be able to continue to operate our business or achieve and maintain profitability.

Government regulations may cause project delay, increase our expenses, or increase the costs to our customers which could have a negative impact on our operations. We are subject to state modular home building codes, and projects are subject to permitting processes at the local level. If we encounter difficulties with obtaining state modular home approvals, we could experience increased costs in obtaining those approvals. Until state approvals are obtained, we would be limited in our ability to access that state market. Further, modular home codes may change over

time, potentially increasing our costs, which we may not be able to pass on to customers, negatively impact our sales and profitability.

Increases in the cost of raw materials, or supply disruptions, could have a material adverse effect on our business. Our raw materials consist of steel, foams, and plastics, which primarily are sourced from, or dependent on materials sourced domestic vendors who may source their material from overseas. The costs of these materials may increase due to increased tariffs or shipping costs or reduced supply availability of these materials more generally. Further, global or local natural disruptions, including the COVID-19 pandemic, may impact the supply chain, including limiting work in factories producing the materials into useable forms or impacts on the supply chain. Disruptions in supply could result in delays in our production line, delaying delivery of products. Further, we may not be able to pass through any increased material costs to our customers which could have a material adverse effect on our ability to achieve profitability. To the extent that we are able to pass through increased costs, it may lessen any competitive advantage that we have based on price.

Risks Related to the Offering and to the Securities being Offered

Any valuation at this stage is difficult to assess. The valuation for this offering was established by the company based on the best estimates of management, and is not based on historical financial results. Unlike listed companies that are valued publicly through market-driven stock prices, the valuation of private companies, especially early stage companies, is difficult to assess and you may risk overpaying for your investment.

We are provided financial statement that have been reviewed by an independent accountant, but have not been audited. Should we undertake an audit of our financial statements as part of any future financing effort, it is possible that our reported results may be different than what is included in our financial statements in this offering as a result of re-characterizing items included in those statements. We cannot guarantee that you would not make a different investment decision if you were presented with audited financial statements.

We include projections of future plans and performance in this PPM and our offering page. Projections rely on the occurrence of stated assumptions and should not assumptions not be correct or not occur, then the stated projections may be inaccurate. We include projected timelines in our "Plan of Operations" and include projected cost comparisons on our offering page. Those projections will only be achieved if the assumptions they are based on are correct. There are many reasons why the assumptions could be inaccurate, including customer acceptance, competition, general economic conditions and our own inability to execute our plans. Potential investors should take the assumptions in consideration when reading those projections, and consider whether they think they are reasonable.

You will not have significant influence on the management of the company. The day-to-day management, as well as big picture decisions will be made exclusively by our executive officers and directors. You will have a very limited ability, if at all, to vote on issues of company management and will not have the right or power to take part in the management of the company and will not be represented on the board of directors of the company. Accordingly, no person

should purchase our stock unless he or she is willing to entrust all aspects of management to our executive officers and directors.

This investment is illiquid. There is no currently established market for reselling these securities and the company currently has no plans to list any of its shares on any over-the-counter (OTC) or similar exchange. If you decide that you want to resell these securities in the future, you may not be able to find a buyer. You should assume that you may not be able to liquidate your investment for some time, or be able to pledge these shares as collateral.

We expect to raise additional capital through equity and/or debt offerings to support our working capital requirements and operating losses. In order to fund future growth and development, we will likely need to raise additional funds in the future through offering equity or debt that converts into equity, which would dilute the ownership percentage of investors in this offering. See "Dilution." Furthermore, if we raise capital through debt, the holders of our debt would have priority over holders of equity, including the Series A Preferred Stock, and we may be required to accept terms that restrict our ability to incur more debt. We cannot assure you that the necessary funds will be available on a timely basis, on favorable terms, or at all, or that such funds if raised, would be sufficient. The level and timing of future expenditures will depend on a number of factors, many of which are outside our control. If we are not able to obtain additional capital on acceptable terms, or at all, we may be forced to curtail or abandon our growth plans, which could adversely impact our business, development, financial condition, operating results or prospects.

Investors in this offering may not be entitled to a jury trial with respect to claims arising under the subscription agreement, which could result in less favorable outcomes to the plaintiff(s) in any action under these agreements. Investors in this offering will be bound by the subscription agreement both of which include a provision under which investors waive the right to a jury trial of any claim they may have against the company arising out of or relating to these agreements. By signing these agreements, the investor warrants that the investor has reviewed this waiver with his or her legal counsel, and knowingly and voluntarily waives the investor's jury trial rights following consultation with the investor's legal counsel.

If we opposed a jury trial demand based on the waiver, a court would determine whether the waiver was enforceable based on the facts and circumstances of that case in accordance with the applicable state and federal law. To our knowledge, the enforceability of a contractual pre-dispute jury trial waiver in connection with claims arising under the federal securities laws has not been finally adjudicated by a federal court. However, we believe that a contractual pre-dispute jury trial waiver provision is generally enforceable, including under the laws of the State of Nevada, which governs the subscription agreement. In determining whether to enforce a contractual pre-dispute jury trial waiver provision, courts will generally consider whether the visibility of the jury trial waiver provision within the agreement is sufficiently prominent such that a party knowingly, intelligently and voluntarily waived the right to a jury trial. We believe that this is the case with respect to the subscription agreement. You should consult legal counsel regarding the jury waiver provision before entering into the subscription agreement.

If you bring a claim against the company in connection with matters arising under the subscription agreement, including claims under federal securities laws, you may not be entitled to a jury trial with respect to those claims, which may have the effect of limiting and discouraging lawsuits against us. If a lawsuit is brought against us under this agreement, it may be heard only by a judge or justice of the applicable trial court, which would be conducted according to different civil procedures and may result in different outcomes than a trial by jury would have had, including results that could be less favorable to the plaintiff(s) in such an action.

Nevertheless, if this jury trial waiver provision is not permitted by applicable law, an action could proceed under the terms of the subscription agreement with a jury trial. No condition, stipulation or provision of the subscription agreement serves as a waiver by any holder of common shares or by us of compliance with any substantive provision of the federal securities laws and the rules and regulations promulgated under those laws.

Our Articles of Incorporation includes a forum selection provision, which could result in less favorable outcomes to the plaintiff(s) in any action against our company. Our Articles of Incorporation includes a forum selection provision that requires any claims against us by stockholders involving, with limited exceptions:

- brought in the name or right of the Corporation or on its behalf;
- asserting a claim for breach of any fiduciary duty owed by any director, officer, employee or agent of the company to the company or the company's stockholders;
- arising or asserting a claim arising pursuant to any provision of Chapters 78 or 92A of the Nevada Revised Statutes or any provision of these Articles of Incorporation (including any Preferred Stock designation) or the bylaws;
- to interpret, apply, enforce or determine the validity of these Articles of Incorporation (including any Preferred Stock designation) or the bylaws; or
- asserting a claim governed by the internal affairs doctrine.

Any of the above actions are required to be brought in the Eighth Judicial District Court of Clark County, Nevada. This forum selection provision may limit investors' ability to bring claims in judicial forums that they find favorable to such disputes and may discourage lawsuits with respect to such claims. Note, this provision does not apply to any suits brought to enforce any liability or duty created by the Securities Act of 1933, as amended, or the Securities Exchange Act of 1934, as amended, or to any claim for which the federal courts have exclusive jurisdiction.

Investors will have to subscribe to multiple agreements in order to invest in this offering. In order to invest in this offering, investors agree to become a party to the Subscription Agreement with the company, and the Custodian and Voting Agreement with XX Investments, LLC available here https://wefunder.com/legal/custodian (the "Custodian and Voting Agreement"), under which XX Investments, LLC (the "Custodian") will hold title of the securities for the benefit of the investor. The company has chosen to participate in this program offered by Wefunder as a means of simplifying communications with investors and to help facilitate future liquidity. Further, transferees will be required to become parties to the Custodian and Voting Agreement.

As part of the Custodian and Voting Agreement, Investors will grant the Custodian the right to vote their shares purchased in this offering. The Custodian will vote the shares as directed by a "Lead Investor" appointed by the company who is supposed to represent the interests of investors. This means that investors in this offering will not have the right to vote for the things like the election of directors or amendments to the company's Articles of Incorporation. Instead, that right will be granted to the Custodian, and its affiliate, XX Team LLC.

You will not hold title to the purchased securities, instead, title will be held by the Custodian. Under the terms of the Custodian and Voting Agreement, title to the shares in this offering will be held by the Custodian for your benefit. By holding custody of the title to the shares it means that the Custodian will be required to engage in business practices that protect your interests as the beneficial owner of the shares. The shares are not protected by insurance, and it is unclear what protections are available if the Custodian enters into bankruptcy proceedings in which creditors assert rights to shares for which you are the beneficial owner.

No regulator has given their approval of the form of the arrangement with the Custodian. The company has relied on representations by Wefunder regarding the legality of the arrangement with the Custodian. If during this offering, or in subsequent securities offerings by the company for which require regulatory review, the arrangement with the Custodian is challenged, the company may incur costs to unwind the arrangement by either transferring title to the securities from the Custodian to investors, or by engaging a different custodian.

The company may undertake an offering under Regulation A in the future. If the company undertakes an offering of securities in reliance on Regulation A under the Securities Act, or registers an offering under that Act, it will have to produce audited financial statements and disclose more information than in this PPM. Such information may be significantly different and investors may have made a different investment decision if they had had access to such information.

DIRECTORS, EXECUTIVE OFFICERS, AND EMPLOYEES

Name	Position	Age	Term in Office	Fulltime with the company?
Executive Officers				
Paolo Tiramani	Founder and CEO	60	Since December 2017	Yes
Directors				
Paolo Tiramani	Director	60	Since June 2020	
Hamid Firooznia	Director	73	Since June 2020	
Galiano Tiramani	Director	32	Since June 2020	
Significant Employees				
Kyle Denman	Senior Engineer	28	Since December 2017	Yes
Galiano Tiramani	Business Development	32	Since December 2017	Yes

We are a small core team with a diverse background that is ready to hire appropriate industry expertise once we begin factory setup. We are also seeing significant contributions from the growing professional customer list that we are building. We also have several corporations interested in partnerships and as sponsors. We expect these to continue to expand as we move forward.

Officers and Significant Employees

Paolo Tiramani, Founder and Chief Executive Officer, Director

An industrial designer and mechanical engineer, Paolo has over 150 patent applications which have generated more than $1 billion in retail sales. Paolo founded Boxabl in 2017 and has

funded Boxabl to date through his intellectual property investment company 500 Group Inc., which has been in operation since 1986. Paolo also founded Supercar System in 2014. Paolo moved operations to Las Vegas Nevada two years ago for its strategic location, business and tax climate to develop the Boxabl project into an operating company.

Kyle Denman, Senior Engineer

Kyle is the senior engineer spearheading development of the Boxabl technology, and joined Boxabl in 2017 following fist working with Paolo at Supercar System, where he started in 2016. A graduate in Mechanical Engineering from Stonybrook University he holds over 20 civil engineering and automotive mechanical patents. Kyle has been swinging a hammer since he was 12 years old for his family owned construction company and brings a deep understanding of all field issues with the industry combined with substantial engineering skills.

Galiano Tiramani/ Business Development, Director

Galiano is an entrepreneur who has previously founded two companies prior to joining Boxabl. The first company was a cryptocurrency exchange and ATM network, which acts as a custodian for customer funds that had an annual trade volume in excess of $10 million. Galiano also founded and operated a large green farming and processing facility which was sold in 2018. Boxabl will be Galiano's third company he hopes to make fully operational and revenue generating.

Hamid Firooznia, Director

Hamid brings 40 years of finance and tax strategies in construction, distribution, engineering, intellectual property and not-for-profit as well as high net worth individuals. Hamid has owned and operating Firooznia & Mekul, CPAs, P.C. for over 20 years. He holds a bachelor's degree in economics and master's degrees in business administration in accounting.

OWNERSHIP AND CAPITAL STRUCTURE

The current owners of 20% or more equity in a class of securities in the company as of June 22, 2020, are reflected in the below table:

Beneficial owner	Amount and class of securities held	Percent of voting power prior to the Offering
Paolo Tiramani	222,000,000 shares of Common Stock	74%
Galiano Tiramani	78,000,000 shares of Common Stock	26%

USE OF PROCEEDS

We will adjust uses of the proceeds in this offering based on the net proceeds. As described in our financial discussion, our total goal for this financing is $10,500,000 which we intend to raise from this and other exempt offerings, see "—Plan of Operation" below. Below we present our uses of proceeds under the assumption that we will raise our full target of $10,500,000 in the concurrent offerings.

Expense Category	
Factory Equipment Purchases	$3,805,000
Facilities Rent	$840,000
Employee Compensation	$1,575,000
Testing and Certification	$2,100,000
Raw Construction Materials	$2,100,000
Offering Expenses	$80,000
TOTAL	**$10,500,000**

The company reserves the right to change the above use of proceeds if management believes it is in the best interests of the company.

FINANCIAL DISCUSSION

We have had prepared reviewed financial statements for the years-ending December 31, 2019 and 2018 that have been reviewed by Fiona Hamza, CPA.

Operating Results

We have not yet commenced sales of our principal products and our results to date reflect efforts to build our initial business. Our 2019 net revenues were $110,000 compared with 2018 net revenues of $40,000. Revenues were generated from one-time sponsorship payments to attend the Builder Shows, and not from out anticipated future business activities. There were no costs of revenue associated with this revenue. When we begin production and sales of our Casita Box, which we intend to begin in 2020, our net revenues will reflect certain costs of goods sold like raw materials and assembly costs, shipping, and labor. No revenues from the sale of Casita Boxes has been recognized as of the date of this Form C filing.

Included in the costs of goods sold will be a 1% royalty paid to Build IP LLC, a company controlled by our founder and CEO, Paolo Tiramani, under the terms of our exclusive license agreement to utilize the patented technology necessary to produce and deliver our Boxes.

Our financial statements reflect various expenses we incurred, as opposed to aggregating them into general and administrative expenses. Over 2019, we incurred $783,671 of operating expenses, compared to $138,403 in 2018, reflecting a significant increase in operating activity Our main expense incurred in 2019 was research and development related to our prototype which we demonstrated at the Builders Show. That expense amounted to $541,798, or 69.1% of our total expenses for 2019. We anticipate that we will continue to incur research and development expenses as we produce our initial line of Casita Boxes for sale. We also expect an increase in rent, shop supplies, equipment, utilities, and payroll expenses as we ramp up operations. To date, in 2020 we our operating expenses have been approximately, $410,000.

Based on the foregoing, we incurred a net loss of $673,671 in 2019, compared to a net loss of $98,403 in 2018.

Liquidity and Capital Resources

As of December 31, 2019, the company held $115,980 in cash, $30,000 in trade accounts receivable, and $500 in prepaid rent as our current assets. At that time, we also had $115,636 in trade payable current liability.

To date, our operations have been financed by out founder and CEO, Paolo Tiramani, who contributed $800,005 to the company in 2019, and $415,247 in 2018. So far in 2020, he has contributed and additional $410,000 to support the operations of the company. As described in more detail below under “Plan of Operations”, in addition to this offering, we will be seeking to raise additional capital from accredited investors concurrently with this offering under Regulation Crowdfunding as it will take additional funding to reach viability for the company.

Plan of Operations

We are seeking to raise up to $10,500,000 in this offering utilizing an exemption from registration under Rule 506(c) of Regulation D under the Securities Act of 1933 and other exemptions. Now that we have proven our concept to builders at trade shows, and received significant interest in the form of waitlist subscribers, and deposits on the purchase of Casita Boxes, we are entering a capital-intensive phase of operations.

Our anticipated expenses over the next year include approximately $1 million for the acquisition of raw materials for construction of 50 Casita Boxes, approximately $540,000 for warehouse space, $1.7 million for labor, and $475,000 for general and administrative, and professional expenses. We also intend to acquire capital assets and equipment, such as trucks and lifts, which we anticipate to cost approximately $4,070,000.

If we are not able to raise this full amount, we will adjust our operations accordingly as we believe to be in the best interests of the company for scaling operations.

Planned Timeline

The following timeline is based on raising the full $10,500,000 we are seeking to raise from this offering. Months follow the close in this offering:

Month 1-2:	Identify warehouse space; order equipment and tools; continue third party testing, working towards approval from CA and NV; order molds for PVC extrusions; hire additional staff

Month 2-4:	Move to warehouse; begin slow production 1 Casita Box per week; steel is outsourced for our specifications; expand staff

Month 4-6:	Setup assembly line style production for output of 1 Casita Box per day; increase staff; bring steel production in house and order more specific equipment to increase efficiency

Month 6-9:	Begin rolling out other floor plans for the Casita Box.

Month 12+:	Ready with repeatable factory plans and suppliers begin seeking franchise/partner factories for expansion; new capital raise for automation enhancements in our factory; development of additional sizes and Box models.

There is no assurance that we will be able to meet this timeline. It is provided to identify our intentions for moving forward during the next 12 months of operation after receiving funds in this offering.

INDEBTEDNESS

The company does not have any outstanding loans.

RELATED PARTY TRANSACTIONS

Intellectual Property License

On June 16, 2020, the company entered into an exclusive license agreement with Build IP LLC, a company controlled by Boxabl's founder and CEO, Paolo Tiramani. The license agreement provides that the company will pay a license fee of 1% of the net selling price of any of the company's products.

RECENT OFFERINGS OF SECURITIES

The company has not undertaken any exempt offerings of securities for the purpose of raising capital in the past three years.

SECURITIES BEING OFFERED AND RIGHTS OF THE SECURITIES OF THE COMPANY

General

We are offering Non-Voting Series A Preferred Stock to investors in this offering. The Non-Voting Series A Preferred Stock will convert into the Common Stock of the company automatically upon the occurrence of certain events, such as an underwritten initial public offering. We are offering up to 68,067,226 shares of Non-Voting Series A Preferred Stock and up to 68,067,226 shares of Common Stock into which the Non-Voting Series A Preferred Stock will convert. The first $5,000,000 worth of Shares will be sold at a price of $0.14 per share. The remaining $5,500,000 will be sold at a price of $0.17 per share.

The following description summarizes important terms of our capital stock. This summary does not purport to be complete and is qualified in its entirety by the provisions of our Amended and Restated Articles of Incorporation and our Bylaws. For a complete description of our capital stock, you should refer to our Amended and Restated Articles of Incorporation, and our Bylaws, and applicable provisions of the Nevada corporation law.

Our authorized capital stock consists of 425,000,000 shares of Common Stock, with 300,000,000 outstanding as of June 16, 2020, and 75,000,000 authorized shares of Non-Voting Series A Preferred Stock, with no shares outstanding as of June 15, 2020.

Non-Voting Series A Preferred Stock

Voting Rights

Holders of Non-Voting Series A Preferred Stock will have no voting rights on matters put to the stockholders for a vote.

Right to Receive Liquidation Distributions

In any event of any voluntary or involuntary liquidation, dissolution or winding up of the company, after payment to all creditors of the company, the remaining assets of the company available for distribution to its stockholders will be distributed first among the holders of Non-Voting Series A Preferred Stock in an amount equal to $0.17 for the Non-Voting Series A Preferred Stock (the "Preferred Payment"), and then to the holders Common Stock. This Preferred Payment represents a bonus to purchasers of the initial $5,000,000 worth of Shares, as they will pay $0.14 per share and be eligible for a Preferred Payment of $0.17 per share. If there are insufficient assets for the Preferred Payment, then the holders of the Non-Voting Series A Preferred Stock will receive their pro rata share of available assets upon liquidation of the company.

Conversion Rights

Upon the occurrence of firm underwriting registered offering (an "IPO"), the Non-Voting Series A Preferred Stock will automatically convert into voting Common Stock of the company.

Rights and Preferences

Holders of the company's Non-Voting Series A Preferred Stock have no preemptive, conversion, or other rights, and there are no redemptive or sinking fund provisions applicable to the company's Non-Voting Series A Preferred Stock.

Common Stock

Voting Rights

Holders of Common Stock are entitled to one vote for each share of Common Stock held at all meetings of the Stockholders and written actions in lieu of meetings, including the election of directors.

Right to Receive Liquidation Distributions

Subject to any rights of the holders of the Non-Voting Preferred Stock, in any event of any voluntary or involuntary liquidation, dissolution or winding up of the company, after payment to all creditors of the company, the remaining assets of the company available for distribution to its stockholders will be distributed among the holders of Common Stock on a pro rata basis by the number of shares held by each holder.

Rights and Preferences

Holders of the company's Common Stock have no preemptive, conversion, or other rights, and there are no redemptive or sinking fund provisions applicable to the company's Common Stock.

PLAN OF DISTRIBUTION

The Shares are being offered directly by the company on a "best efforts" basis. The company intends to use the Wefunder website to offer the Shares to eligible investors. The Shares being offered for sale to a select group of investors who meet the suitability standards set forth under "Investor Suitability Standards." The company's officers, directors, employees, and advisors may participate in the Offering.

The Shares may only be purchased by subscribers who represent and demonstrate to the company that they qualify as "accredited investor" as that term is defined in Rule 501(a) of Regulation D of the Securities Act. There is no minimum subscription amount.

All subscriptions must be made by the execution and delivery of a Subscription Agreement and Custodial and Voting Agreement. By executing the Subscription Agreement, each purchaser will represent, among other things, that (a) he or she is acquiring the Shares being purchased by him or her for his or her own account, for investment purposes and not with a view towards resale or distribution and (b) immediately prior to his or her purchase, such purchaser satisfies the eligibility requirements set forth in the PPM. Notwithstanding the foregoing representations, the company has the right to revoke the offer made herein and to refuse to sell Shares to a particular subscriber for any reason. Inasmuch as this Offering is being made pursuant to the provisions of Rule 506(c), prospective investors will be required to provide sufficient information to enable us to verify that each investor is an accredited investor. The company may engage a third party to perform verification for the company.

A purchaser must be prepared to bear the economic risk of an investment in the Shares for an indefinite period of time. An investor in the Shares, pursuant to the Subscription Agreement and applicable law, will not be permitted to transfer or dispose of the Shares will be subject to transfer restrictions for one year from the Expiration Date of this Offering.

Procedure for Subscribing

All subscriptions for the Shares must be made by the execution and delivery of the Subscription Agreement. Subscriptions are not binding on us until accepted by us. The company has the right to refuse to sell the Shares to any prospective investor or any reason in its sole discretion, including, without limitation, if such prospective investor does not promptly supply all information requested by the company in connection with such prospective investor subscription. In addition, in the company's sole discretion, it may establish a limit on the purchase of Shares by particular prospective investors.

To subscribe for the Shares, each prospective investor must:

1. Go to https://www.wefunder.com, complete user registration;

2. Complete profile setup and link a bank account;

3. Navigate to open prospective offering page, click on the "Invest" button; that will open the subscribe panel;

4. Complete subscribe information and review and sign the Subscription Agreement and Custodial and Voting Agreement;

5. Based on your account status, the company may ask an Investor to provide identification or accreditation proof documents before accepting the subscription.

Any potential investor will have ample time and is advised to review the Subscription Agreement, along with their counsel, prior to making any final investment decision.

Suitability Requirements

Shares are being offered hereby only to persons who meet certain suitability requirements set forth herein. The fact that a prospective investor meets the suitability requirements established by us for this Offering does not necessarily mean that an investment in us is a suitable investment for that investor. Each prospective investor should consult with his own professional advisers before investing in the Shares.

Investors are not to construe this PPM as constituting legal or tax advice. Before making any decision to invest in us, investors should read all of this PPM, including all of its exhibits, and consult with their own investment, legal, tax and other professional advisors.

An investor should be aware that we will assert that the investor consented to the risks described or inherent in this PPM if the investor brings a claim against us or any of our directors, officers, managers, employees, advisors, agents, or representatives.

Escrow Agent

Funds tendered by investors will be held in escrow established through the Wefunder platform and will only be available to the company following acceptance of the subscription.

INVESTOR SUITABILITY STANDARDS

General

An investment in our Shares involves a high degree of risk and is suitable only for persons of substantial financial means who have no need for liquidity in their investment. Our Shares are only suitable for those who desire a relatively long-term investment for which they do not need liquidity until the anticipated return on investment as set forth in this PPM.

The offer, offer for sale, and sale of our Shares is intended to be exempt from the registration requirements of the Securities Act pursuant to Rule 506(c) of Regulation D promulgated thereunder and is intended to be exempt from the registration requirements of applicable state securities laws as a federally covered security. This Offering is directed to "accredited investors," as that term is defined in Rule 501(a) of Regulation D as promulgated by the SEC.

A subscriber must meet one (or more) of the investor suitability standards below to purchase Shares. Fiduciaries must also meet one of these conditions. If the investment is a gift to a minor, the custodian or the donor must meet these conditions. For purposes of the net worth calculations below, net worth is the amount by which assets exceed liabilities, but excluding your house, home furnishings or automobile(s) among your assets. In the subscription agreement, a subscriber will have to confirm satisfaction of these minimum standards:

- Each investor must have the ability to bear the economic risks of investing in the Shares.
- Each investor must have sufficient knowledge and experience in financial, business or investment matters to evaluate the merits and risks of the investment.
- Each investor must represent and warrant that the Shares to be purchased are being acquired for investment and not with a view to distribution.
- Each investor will make other representations to us in connection with purchase of the Shares, including representations concerning the investor's degree of sophistication, access to information concerning the company, and ability to bear the economic risk of the investment.

Suitability Requirements

Rule 501(a) of Regulation D defines an "accredited investor" as any person who comes within any of the following categories, or whom the issuer reasonably believes comes within any of the following categories, at the time of the sale of the securities to that person:

(1) Any bank as defined in section 3(a)(2) of the Securities Act, or any savings and loan association or other institution as defined in section 3(a)(5)(A) of the Securities Act whether acting in its individual or fiduciary capacity; any broker or dealer registered pursuant to section 15 of the Exchange Act; any insurance company as defined in section 2(a)(13) of the Securities Act; any investment company registered under the Investment company Act of 1940 or a business development company as defined in section 2(a)(48) of that Act; any Small Business Investment company licensed by the U.S. Small Business Administration undersection 301(c) or (d) of the Small Business Investment Act of 1958; any plan established and maintained by a state, its political subdivisions, or any agency or instrumentality of a state or its political

subdivisions, for the benefit of its employees, if such plan has total assets in excess of $5,000,000; any employee benefit plan within the meaning of the Employee Retirement Income Security Act of 1974 if the investment decision is made by a plan fiduciary, as defined in section 3(21) of such act, which is either a bank, savings and loan association, insurance company, or registered investment adviser, or if the employee benefit plan has total assets in excess of $5,000,000 or, if a self-directed plan, with investment decisions made solely by persons that are accredited investors;

(2) Any private business development company as defined in section 202(a)(22) of the Investment Advisers Act of 1940;

(3) Any organization described in section 501(c)(3) of the Internal Revenue Code, corporation, Massachusetts or similar business trust, or partnership, not formed for the specific purpose of acquiring the securities offered, with total assets in excess of $5,000,000;

(4) Any director, executive officer, or general partner of the issuer of the securities being offered or sold, or any director, executive officer, or general partner of a general partner of that issuer;

(5) Any natural person whose individual net worth, or joint net worth with that person's spouse, exceeds $1,000,000;

(6) Any natural person who had an individual income in excess of $200,000 in each of the two most recent years or joint income with that person's spouse in excess of $300,000 in each of those years and has a reasonable expectation of reaching the same income level in the current year;

(7) Any trust, with total assets in excess of $5,000,000, not formed for the specific purpose of acquiring the securities offered, whose purchase is directed by a sophisticated person as described in § 230.506(b) (2)(ii); and

(8) Any entity in which all of the equity owners are accredited investors.

For purposes of calculating net worth:

(A) The person's primary residence shall not be included as an asset;

(B) Indebtedness that is secured by the person's primary residence, up to the estimated fair market value of the primary residence at the time of the sale of securities, shall not be included as a liability (except that if the amount of such indebtedness outstanding at the time of sale of securities exceeds the amount outstanding 60 days before such time, other than as a result of the acquisition of the primary residence, the amount of such excess shall be included as a liability); and

(C) Indebtedness that is secured by the person's primary residence in excess of the estimated fair market value of the primary residence at the time of the sale of securities shall be included as a liability.

In determining income, a subscriber should add to the subscriber's adjusted gross income any amounts attributable to tax exempt income received, losses claimed as a limited partner in any limited partnership, deduction claimed for depletion, contribution to an IRA or Keogh plan, alimony payments, and any amount by which income for long-term capital gains has been reduced in arriving at adjusted gross income.

In addition to the foregoing suitability standards, we cannot accept subscriptions from anyone if the representations required are either not provided or are provided but are inconsistent with our determination that the investment is suitable for the subscriber. In addition to the financial information we require, the representations we require of you state that you:

- Have received this PPM, together with the Exhibits attached hereto;
- Understand that no federal or state agency has made any finding or determination as to the fairness for investment in, nor made any recommendation or endorsement of, the Shares; and
- Understand that an investment in the company will not, in itself, create a qualified retirement plan as described in the Internal Revenue Code and that you must comply with all applicable provisions of the Internal Revenue Code in order to create a qualified retirement plan.

You will also represent that you are familiar with the risk factors we describe, and that this investment matches your investment objectives. Specifically, you will represent to us that you:

- Understand that there will be no public market for the Shares, that there are substantial restrictions on repurchase, sale, assignment or transfer of the Shares and that it may not be possible to readily liquidate an investment in the Shares; and
- Have investment objectives that correspond to those described elsewhere in this PPM.

You will also represent to us that you have the capacity to invest in our Shares by confirming that:

- You are legally able to enter into a contractual relationship with us, and, if you are an individual, have attained the age of majority in the state in which you live; and
- If you are a manager, that you are the manager for the trust on behalf of which you are purchasing the Shares and have due authority to purchase Shares on behalf of the trust.

If you are purchasing as a fiduciary, you will also represent that the above representations and warranties are accurate for the person(s) for whom you are purchasing Shares. We have the right to refuse a subscription for Shares if in our sole discretion if we believe that the prospective investor does not meet the suitability requirements. It is anticipated that comparable suitability standards (including state law standards applicable in particular circumstances) may be imposed by us in various jurisdictions in connection with any resale of the Shares.